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                             April 25, 2022

       Chamath Palihapitiya
       Chief Executive Officer
       Social Capital Suvretta Holdings Corp. III
       2850 W. Horizon Ridge Parkway
       Suite 200
       Henderson, NV 89052

                                                        Re: Social Capital
Suvretta Holdings Corp. III
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed April 11,
2022
                                                            File No. 001-40560

       Dear Mr. Palihapitiya:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

       Parties to the Business Combination, page 42

   1. We note your response to prior comment 6. Please additionally revise to discuss in the proxy statement summary
the going concern opinions provided by SCS's auditors and
                                                        ProKidney's auditors in
relation to their respective financial statements, as referenced on pages 74 and 147.
Additionally, please disclose in the summary the amounts outstanding under the promissory
notes with Tolerantia and CEC, as disclosed on page 376 in
                                                        response to comment 30.
Please also clarify on page 177 whether these amounts are
                                                        included or excluded
from the ProKidney preliminary estimated transaction costs of $40.0 million.
       The Business Combination Proposal, page 43

   2. We note your response to prior comment 7. Please explain here any significant business or
 Chamath Palihapitiya
FirstName   LastNameChamath    Palihapitiya
Social Capital  Suvretta Holdings Corp. III
Comapany
April       NameSocial Capital Suvretta Holdings Corp. III
       25, 2022
April 225, 2022 Page 2
Page
FirstName LastName
         strategic benefit or detriment resulting from the Up-C organizational structure rather than providing only a cross reference to "Risks to the Post-Combination Organizational
         Structure."
SCS's independent registered public accounting firm's report contains an explanatory paragraph..., page 147

3. We note your disclosures here that as "of December 31, 2021, SCS had $428,189 in its operating bank accounts and a working capital deficit of $1,057,614." Please reconcile this with your disclosures on page FS-10 which state that SCS had $440,488 in its operating bank accounts and working capital deficit of $935,119. Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 174

4. Please renumber the notes to the Unaudited Pro Forma Condensed Combined Financial
         Information as note 2 is shown twice.
5. From the subsequent events footnote in the ProKidney LP and Subsidiaries notes to the consolidated financial statements, we note ProKidney borrowed $20 million against these promissory notes subsequent to December 31, 2021 in connection with the business combination agreement. Please tell us your consideration for not including the $20 million promissory notes in the unaudited pro forma financial information.
3. Transaction Adjustments, page 177

6. Please revise footnote (5) to disaggregate, providing more insight, into the significant items included in the $40 million transaction cost.
Background to the Business Combination , page 211

7. We note your response to prior comment 13 and we reissue the comment in part. Please expand your disclosure to describe the extent of due diligence or substantive negotiation with the 17 potential targets with which you entered NDAs. As drafted, there is little discussion of the process by which all other potential targets were eliminated during this period from August to December 2021.
8. We note your response to prior comment 16 and we reissue the comment in part. Please revise to explain the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the SCS board. While you disclose on page
         214 that the analysis performed to value ProKidney primarily involved a risk/probability adjusted discounted cash flow analysis of the REACT product, you have not disclosed the "range of probabilities of Phase 3 success" or the "range of Phase 3 data outcomes[.]"
         As drafted, your disclosure does not provide information material to understanding how the SCS board arrived at the valuation.
 Chamath Palihapitiya
Social Capital Suvretta Holdings Corp. III
April 25, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameChamath Palihapitiya
                                                        Division of Corporation
Finance
Comapany NameSocial Capital Suvretta Holdings Corp. III
                                                        Office of Life Sciences
April 25, 2022 Page 3
cc:       Raaj S. Narayan, Esq.
FirstName LastName